Exhibit 99.1

The Descartes Systems Group Inc.
                         Press Release

DESCARTES REPORTS FISCAL 2013 THIRD QUARTER FINANCIAL RESULTS

Record operating performance driven by 15% increase in year-over-year revenues

WATERLOO, Ontario — November 29, 2012 — The Descartes Systems Group Inc. announced its financial results for the fiscal 2013 third quarter (Q3FY13) ended October 31, 2012. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q3FY13 Financial Results

As described in more detail below, key financial highlights for Descartes in Q3FY13 included:
•	Revenues of $32.7 million, up 15% from $28.5 million in the third quarter of fiscal 2012 (Q3FY12) and up 7% from $30.5 million in the previous quarter (Q2FY13);
•	Services revenues of $29.7 million, up 13% from $26.2 million in Q3FY12 and up 1% from $29.3 million in Q2FY13;
•	Gross margin of 68%, up from 67% in Q3FY12 and 65% in Q2FY13;
•	Net income of $3.1 million, up 15% from $2.7 million in Q3FY12 and up 24% from $2.5 million in Q2FY13;
•	Earnings per share on a diluted basis of $0.05, up 25% from $0.04 in both Q3FY12 and Q2FY13;
•	Days-sales-outstanding (DSO) for Q3FY13 were 59 days, up from 53 days in Q3FY12 and 55 days in Q2FY13;
•
Adjusted EBITDA of $9.9 million, up 16% from $8.5 million in Q3FY12 and up 6% from $9.3 million in Q2FY13. Adjusted EBITDA as a percentage of revenues was 30%, consistent with 30% in both Q3FY12 and Q2FY13; and

•	Adjusted EBITDA per diluted share of $0.16, up 16% from $0.13 in Q3FY12 and up 7% from $0.15 in Q2FY13.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY13	Q2 FY13	Q1 FY13	Q4 FY12	Q3 FY12
Revenues	32.7	30.5	29.9	29.6	28.5
Services revenues	29.7	29.3	27.7	26.9	26.2
Gross margin	68%	65%	65%	66%	67%
Net income*	3.1	2.5	2.6	4.5	2.7
Earnings per diluted share*	0.05	0.04	0.04	0.07	0.04
Adjusted EBITDA	9.9	9.3	8.7	8.5	8.5
Adjusted EBITDA as a % of revenues	30%	30%	29%	29%	30%
Adjusted EBITDA per diluted share	0.16	0.15	0.14	0.13	0.13
DSOs (days)	59	55	58	52	53

* Net income and earnings per diluted share in Q4FY12 were positively impacted by the recovery of deferred income taxes of $1.9 million.

Based on the location of Descartes’ customers, the geographic distribution of revenues in Q3FY13 was as follows:
•	$17.4 million of revenues (53%) were generated in the US;
•	$6.8 million (21%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium;
•	$3.8 million (12%) in Belgium;
•	$3.4 million (10%) in Canada;
•	$1.1 million (3%) in the Asia Pacific region; and
•	$0.2 million (1%) in the Americas, excluding the US and Canada.

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2012 included:
•	Revenues of $93.1 million, up 10% from $84.4 million in the same period a year ago;
•
Services revenues of $86.7 million, up 10% from $78.8 million in the same period a year ago. Services revenues comprised 93% of total revenues for both nine-month periods ended October 31, 2012 and 2011, respectively;

•	Gross margin of 66%, down from 67% in the same period a year ago;
•	Net income of $8.2 million, up 9% from $7.5 million in the same period a year ago;
•	Earnings per share on a diluted basis of $0.13, up 8% from $0.12 in the same period a year ago;
•	Adjusted EBITDA of $27.8 million, up 13% from $24.5 million in the same period a year ago. Adjusted EBITDA as a percentage of revenues was 30%, up from 29% in the same period a year ago; and
•	Adjusted EBITDA per share on a diluted basis was $0.44, up 13% from $0.39 in the same period a year ago.

The following table summarizes Descartes’ results in the categories specified below over the nine-month periods ended October 31, 2012 and 2011 (unaudited, dollar amounts in millions):

	Nine Months Ended
	October 31, 2012	October 31, 2011
Revenues	93.1	84.4
Services revenues	86.7	78.8
Gross margin	66%	67%
Net income	8.2	7.5
Earnings per diluted share	0.13	0.12
Adjusted EBITDA	27.8	24.5
Adjusted EBITDA as a % of revenues	30%	29%
Adjusted EBITDA per diluted share	0.44	0.39

"We have a culture of serving customers and working together as one learning team,” said Art Mesher, Descartes’ Chairman and CEO. “Our collaborative approach and unbridled focus on helping customers achieve results has driven our own superior operating performance.”

Cash Position
As at October 31, 2012, Descartes had $40.4 million in cash comprised entirely of cash and cash equivalents. Cash and cash equivalents have increased since July 31, 2012 by $4.9 million and decreased $25.1 million since January 31, 2012. The company has invested $37.6 million since January 31, 2012 to complete the acquisitions of Infodis B.V. (June 2012) and Integrated Export Systems Ltd (June 2012). Since October 31, 2012, on November 14, 2012, Descartes announced that it had used approximately $17.0 million in cash to complete its acquisition of Exentra Transport Solutions Limited, a leading UK-based provider of software-as-a-service (SaaS) driver compliance solutions for the European Union (EU).

The table set forth below provides a summary of cash flows for the three- and nine-month periods ended October 31, 2012, in millions of dollars:

	Three Months Ended	Nine Months Ended
	October 31, 2012	October 31, 2012
Cash provided by operating activities	5.2	16.2
Additions to capital assets	(0.8)	(2.5)
Settlement of acquisition earn-out	-	(0.6)
Acquisition of subsidiaries, net of cash acquired	-	(37.6)
Issuance of common shares	0.1	0.6
Settlement of stock options	-	(1.5)
Repayment of other liabilities	-	(0.1)
Effect of foreign exchange rate on cash and cash equivalents	0.4	0.4
Net change in cash and cash equivalents	4.9	(25.1)
Cash and cash equivalents, beginning of period	35.5	65.5
Cash and cash equivalents, end of period	40.4	40.4

“We continue to deliver ahead of our plans despite a challenging economic environment,” said Stephanie Ratza, Descartes’ Chief Financial Officer. “As the economy remains uncertain, we’re certainly well-positioned to handle the ups and downs with a healthy, well-calibrated business.”

Descartes Recognized Among Most Admired Corporate Cultures in Canada
Descartes has been recognized by Waterstone Human Capital, one of Canada’s leading retained executive search firms specializing in recruiting for fit and in cultural assessment, as one of Canada’s 10 Most Admired Mid-Market Corporate Cultures of 2012. The award program recognizes best-in-class Canadian organizations for having a culture that has helped them enhance performance and sustain a competitive advantage.

Q3FY13 Business Events / Announcements
In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, the company made the following announcements and/or participated in the following events since September 6, 2012:
•	Acquired Exentra Transport Solutions Limited, a leading UK-based provider of driver compliance solutions for the European Union;
•	Hosted its Global User and Partner Conference, Evolution 2012, in Fort Lauderdale, Florida with record attendance;
•
Unveiled Descartes Community, a new cloud-based service that gives members of the Descartes Community the flexibility to create multi-party communications and processes to extend their command of operations;

•
Announced it had worked as a strategic partner with IATA to develop an innovative technology bridge that helps air cargo messaging participants easily transition from legacy messaging procedures to the new Cargo-XML standards; and

•	New customer successes with Delta Mossel, TSC Container Freight, C1000, Mazda Motors Logistics Europe N.V. and Cabela’s.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. EST on November 29, 2012. Designated numbers are +1 866-200-6965 for North America or +1 646-216-7221 for international, using Participant PIN Code 95150866#.

The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors.  Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available immediately afterwards, and until December 6, by dialing +1 866-206-0173 or +1 646-216-7204 and using conference playback number 277719#. An archived replay of the webcast will be available at www.descartes.com/company/investors.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes' B2B network, the Global Logistics Network, integrates more than 35,000 trading partners to our cloud-based Logistics Technology Platform to unite their businesses in commerce. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x 202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the positioning of Descartes to provide value to customers and shareholders; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY12. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed ten acquisitions within the past four fiscal years, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q3FY13, Q2FY13, Q1FY13, Q4FY12 and Q3FY12, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q3FY13	Q2FY13	Q1FY13	Q4FY12	Q3FY12
Net income, as reported on Consolidated Statements of Operations	3.1	2.5	2.6	4.5	2.7
Adjustments to reconcile to Adjusted EBITDA:
Income tax expense (recovery)	1.6	1.4	1.8	(1.3)	1.7
Depreciation expense	0.7	0.6	0.6	0.7	0.6
Amortization of intangible assets	3.7	3.4	3.1	3.0	2.9
Amortization of deferred compensation, stock-based compensation and related fees and taxes	0.6	0.3	0.2	0.5	0.2
Acquisition-related expenses	0.0	0.7	0.4	0.7	0.4
Restructuring charges	0.2	0.4	-	0.4	-
Adjusted EBITDA	9.9	9.3	8.7	8.5	8.5

Weighted average diluted shares outstanding (thousands)	63,793	63,869	63,836	63,629	63,408
Diluted earnings per share	0.05	0.04	0.04	0.07	0.04
Adjusted EBITDA per diluted share	0.16	0.15	0.14	0.13	0.13

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for the nine-month periods ended October 31, 2012 and 2011, which we believe are the most directly comparable GAAP measures.

	Nine Months Ended
(US dollars in millions)	October 31, 2012	October 31, 2011
Net income, as reported on Consolidated Statements of Operations	8.2	7.5
Adjustments to reconcile to Adjusted EBITDA:
Investment income	-	-
Income tax expense	4.8	4.6
Depreciation expense	1.8	1.8
Amortization of intangible assets	10.2	8.9
Amortization of deferred compensation, stock-based compensation and related fees and taxes	1.0	0.7
Acquisition-related expenses	1.1	0.9
Restructuring charges	0.7	0.1
Adjusted EBITDA	27.8	24.5

Weighted average diluted shares outstanding (thousands)	63,838	63,317
Diluted earnings per share	0.13	0.12
Adjusted EBITDA per diluted share	0.44	0.39

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; unaudited)

	October 31,	January 31,
	2012	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	40,387	65,547
Accounts receivable
Trade	20,973	16,858
Other	6,118	5,324
Prepaid expenses and other	2,799	2,814
Inventory	921	413
Deferred income taxes	9,398	12,420
	80,596	103,376
LONG-TERM RECEIVABLE	561	296
CAPITAL ASSETS	10,168	9,287
GOODWILL	81,011	68,005
INTANGIBLE ASSETS	60,967	46,681
DEFERRED INCOME TAXES	31,462	31,279
	264,765	258,924
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,657	5,250
Accrued liabilities	11,232	12,415
Income taxes payable	1,077	1,318
Deferred revenue	6,442	6,636
	23,408	25,619
DEFERRED REVENUE	506	1,718
INCOME TAX LIABILITY	4,219	3,277
DEFERRED INCOME TAX LIABILITY	10,348	9,754
	38,481	40,368

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,618,334 at October 31, 2012 (January 31, 2012 – 62,432,727)	92,223	90,924
Additional paid-in capital	451,032	452,424
Accumulated other comprehensive income	(450)	(63)
Accumulated deficit	(316,521)	(324,729)
	226,284	218,556
	264,765	258,924

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2012	2011	2012	2011

REVENUES	32,685	28,502	93,084	84,419
COST OF REVENUES	10,432	9,495	31,598	28,192
GROSS MARGIN	22,253	19,007	61,486	56,227
EXPENSES
Sales and marketing	3,695	3,091	9,941	9,712
Research and development	5,225	4,703	15,354	13,912
General and administrative	4,661	3,609	11,212	10,636
Other charges	225	346	1,831	1,012
Amortization of intangible assets	3,735	2,848	10,182	8,898
	17,541	14,597	48,520	44,170
INCOME FROM OPERATIONS	4,712	4,410	12,966	12,057
INTEREST EXPENSE	(1)	(2)	(32)	(7)
INVESTMENT INCOME	14	44	6	140
INCOME BEFORE INCOME TAXES	4,725	4,452	13,001	12,190
INCOME TAX EXPENSE
Current	441	460	1,695	1,056
Deferred	1,169	1,268	3,098	3,618
	1,610	1,728	4,793	4,674
NET INCOME	3,115	2,724	8,208	7,516
EARNINGS PER SHARE
Basic	0.05	0.04	0.13	0.12
Diluted	0.05	0.04	0.13	0.12
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,599	62,350	62,530	62,154
Diluted	63,793	63,408	63,838	63,317

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2012	2011	2012	2011
OPERATING ACTIVITIES
Net income	3,115	2,724	8,208	7,516
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	699	638	1,815	1,797
Amortization of intangible assets	3,735	2,848	10,182	8,898
Amortization of deferred compensation	-	-	-	11
Stock-based compensation expense	441	229	804	741
Deferred tax expense	1,169	1,268	3,098	3,618
Deferred tax charge	49	49	147	147
Changes in operating assets and liabilities:
Accounts receivable
Trade	(2,767)	249	(3,432)	(1,047)
Other	(500)	(904)	(725)	(762)
Prepaid expenses and other	15	131	177	(518)
Inventory	206	4	(511)	17
Accounts payable	(441)	(42)	(343)	(1,702)
Accrued liabilities	1,263	436	(1,516)	(814)
Income taxes payable	325	130	186	174
Deferred revenue	(2,069)	(1,186)	(1,885)	(1,619)
Cash provided by operating activities	5,240	6,574	16,205	16,457
INVESTING ACTIVITIES
Additions to capital assets	(869)	(1,226)	(2,536)	(3,261)
Settlement of acquisition earn-out	-	-	(590)	-
Acquisition of subsidiaries, net of cash acquired	-	-	(37,596)	(5,002)
Cash used in investing activities	(869)	(1,226)	(40,722)	(8,263)
FINANCING ACTIVITIES
Issuance of common shares for cash	113	140	546	1,635
Settlement of stock options	-	-	(1,525)	-
Repayment of other liabilities	(51)	(20)	(60)	(4,324)
Cash provided (used) in financing activities	62	120	(1,039)	(2,689)
Effect of foreign exchange rate changes on cash and cash equivalents	434	(22)	396	1,082
Increase (decrease) in cash and cash equivalents	4,867	5,446	(25,160)	6,587
Cash and cash equivalents, beginning of period	35,520	70,785	65,547	69,644
Cash and cash equivalents, end of period	40,387	76,231	40,387	76,231